Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Peak Bio, Inc. on Form S-1 Post-Effective Amendment No. 1, File No. 333-268801, of our report dated June 29, 2023, including the adjustments to the December 31, 2021 financial statements to retrospectively apply the reclassification to shares and net loss per share prior to the reverse recapitalization as described in Note 1 and an explanatory paragraph as to Peak Bio, Inc.’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Peak Bio, Inc. as of December 31, 2022 and for the year ended December 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

July 24, 2023